File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER

UNDER SECTION 6(b)

OF THE INVESTMENT COMPANY ACT OF 1940

of

DMG Newco LLC

and

SBC Newco, LLC

(exact names of applicants as specified in certificates of formation)

1100 W. 31st Street, Suite 300

Downers Grove, Illinois 60515

(Address of principal executive offices)

Copies of All Communications and Orders to:

Edwin C. Laurenson McDermott Will & Emery LLP 415 Mission Street, Suite 5600 San Francisco, California 94105	Dr. Paul Merrick, M.D. DuPage Medical Group, Ltd. 1100 W. 31st Street, Suite 300 Downers Grove, Illinois 60515	Frederick Wertheim Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

This Application consists of 8 pages.

Application pursuant to Section 6(b) of the Investment Company Act of 1940.

TABLE OF CONTENTS

Application for an Order under Section 6(b) of the Investment Company Act of 1940 exempting the Employee Securities Companies (as defined in this Application) from all provisions of that Act, and the applicable rules and regulations thereunder

I.	Introduction and Background

DMG Newco LLC, a Delaware limited liability company (“Newco 1”) and SBC Newco, LLC, a Delaware limited liability company (“Newco 2” and, together with Newco 1, the “Newcos”), hereby apply pursuant to Section 6(b) of the Investment Company Act of 1940 (the “Act”) for an order of the Securities and Exchange Commission (the “Commission”) exempting the Newcos and additional limited partnerships, limited liability companies, corporations, business trusts, or other entities organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction that may in the future be organized for the benefit of any physician-owners of the Affiliated Practices (as described below) (each such entity, a “Future Employee Equity Holding Company” and, together with the Newcos, the “Employee Equity Holding Companies,”) from each and every provision of the Act, and the applicable rules and regulations thereunder.

The Newcos are owned by physician-owners who are also the owners of professional medical groups that are affiliated with DMG Practice Management Solutions LLC, a Delaware limited liability company (“DMG PMS”). DMG PMS and its subsidiaries provide long-term administrative and business support services to its affiliated professional medical groups (the “Affiliated Practices”). The states in which the Affiliated Practices operate have laws restricting non-physicians from employing physicians for purposes of practicing medicine; accordingly, clinical employment for the physicians within the DuPage Group is restricted to the Affiliated Practices. However, the Affiliated Practices do consolidate with DMG PMS for purposes of financial reporting under GAAP.

Newco 1 is a holding company through which approximately 560 physician-owners of DuPage Medical Group, Ltd., an Illinois medical corporation (the “DuPage Practice”), indirectly own “common interests” in DMG PMS. Newco 2 is similarly a holding company through which approximately 93 physician-owners of South Bend Clinic, LLC, an Indiana professional limited liability company (the “SBC Practice”), indirectly own “common interests” in DMG PMS. Future Employee Equity Holding Companies would similarly be comprised of physician-owners of Affiliated Practices and their indirect “common interests” in DMG PMS. The Newcos, the Future Employee Equity Holding Companies, DMG PMS, the DuPage Practice, the SBC Practice and any future Affiliated Practices are referred to collectively herein as the “DuPage Group”. The only assets held by the Newcos are common interests in DMG PMS; the same would be true for all other Employee Equity Holding Companies. Only physicians who achieve “partner” status within the DuPage Group are eligible to acquire interests in a Newco; that promotion decision is made by the clinical leadership of the Affiliated Practice through which those physicians practice. In compliance with state “corporate practice of medicine” laws, DMG PMS and the Affiliated Practices are party to long-term non-professional administrative and business support services agreements whereby DMG PMS provides certain non-professional business support services to the Affiliated Practices, including day-to-day administrative functions and non-professional operations such as bookkeeping, budgeting, purchasing of supplies and personnel management in support of the Affiliated Practices clinical operations. The same physician-owners who own 100% of the equity of an Affiliated Practice also hold 100% of the equity of the corresponding Newcos. As a consequence of a third-party investments in DMG PMS, including an investment by affiliates of Ares Management LLC in 2017, and annual co-investment opportunities offered to the DuPage Group physicians and members of management of PMS to acquire equity in PMS, the Newcos currently hold approximately 25% of the equity of DMG PMS (on a fully diluted basis). Newco 1 currently holds approximately 24% of the equity of DMG PMS (on a fully diluted basis) and Newco 2 currently holds approximately 0.95% of the equity of DMG PMS (on a fully diluted basis). In addition, the DuPage Group has entered into a letter of intent to acquire an additional physician group, which is expected to close by the end of 2021. To provide the physician-owners of this new Affiliated Practice rollover investment opportunities and to facilitate a platform for future investments by new physician-partners within that Affiliated Practice (whether through acquisition or promotion) without diluting the existing physician-owners in the Newcos, DuPage intends to create a “Newco 3” for the new physician group Newco 3 is included in the term “Future Employee Equity Holding Companies,” along with any similar companies that DuPage may form in the future in connection with acquisitions of additional Affiliated Practices.

The Newcos are filing this Application to request an order exempting the Employee Equity Holding Companies, as “employees’ securities companies”, from all provisions of the Act. The Newcos believe such an order is appropriate on the grounds that such exemption is consistent with the protection of investors.

The Newcos reserve the ability to rely on Rule 6b-1 under the Act.

No form having been prescribed for this Application by the Regulations of the Commission, the Newcos proceed under Rule 0-2 of such Regulations.

II.	Description of Newcos and their Units

A.	Membership in Newcos

Upon a physician-employee’s elevation to partnership status (determined according to criteria established by the clinical leadership of the applicable Newco), that physician-employee becomes what is referred to in this Application as a “physician-owner” of the DuPage Practice or the SBC Practice, as applicable, and the corresponding Newco. The new physician owner purchases an equity interest in the applicable Affiliated Practice for a fixed cash amount. (Upon the physician partner’s departure from the Affiliated Practice, that interest is subject to automatic repurchase at the price paid by the physician-owner.) At the same time, the new physician-partner is also admitted as a member of the corresponding Newco and is granted restricted units of that Newco. These Newco restricted units are subject to various vesting requirements tied to the physician-owner’s continued affiliation with the DuPage Group (as described in more detail below) and afford the new physician-owner an opportunity to participate in the future growth of the over all enterprise, while concentrating the dilutive effect of that new admission within the applicable Newco. Only physician-owners are members of a Newco. All physician-owners in a Newco have (or will have) practiced medicine for several years and have been admitted to the DuPage physician partnership, a process that requires, among other things, recommendations from the Affiliated Practice physician-leaders, satisfactory patient/clinical satisfaction scores, compliance with internal physician codes of conduct and approval by a committee of the Affiliated Practice leadership. At the time Newco units are granted to new physician-owners, such physician-owners sign the Newco’s limited liability company agreement and an award agreement that sets forth in full the terms applicable to their holding of equity in the Newco. Similar standards and processes are used by the other Affiliated Practices.

B.	Units of Newcos

When granted, the physician-owners’ units in a Newco are intended to constitute “profits interests” within the meaning of Revenue Procedures 93-27 and 2001-43. No contribution or purchase price is required or permitted by the physician-owners to receive profits interests in a Newco. The Newcos profits interests are designed to provide long-term incentives to retain and align the interests of DuPage Group physicians and facilitate the recruitment of high caliber professionals. Newco units enable physicians to participate in the successful growth of DuPage Group, aligning interests and enhancing the morale of Newcos’ physician-owners and prospective owners. For example, twenty percent of the units in Newco 1 granted to each physician-owner are eligible to vest upon award, and 20% become eligible to vest thereafter on each of the four successive twelve month anniversaries of the award. All units eligible to vest as described in the preceding sentence actually vest only if (i) there has been a sale of DMG PMS, as such term is defined in the DMG PMS limited liability company agreement (a “Sale”),1 (ii) the physician-owner has remained continuously in compliance with all the terms of the applicable physician-owner’s award agreement (as well as other agreements related to their service to the DuPage Group), and the Newco 1 limited liability company agreement and (iii) the physician-owner has continuously performed services for Newco 1, in each case as to clauses (ii) and (iii) since the date of the applicable physician-owner’s award agreement. Similar vesting terms apply for interests in Newco 2 and would apply for interest in all Future Employee Equity Holding Companies, with some allowance for local variation as determined by the applicable Affiliated Practices’ physician leadership in consultation with the DMG PMS board of managers.

Newcos do not make regular distributions; rather, distributions will be made upon a Sale of DMG PMS or distribution from DMG PMS on its common interests. Distributions to each member of Newcos will be determined by the hurdle rate applicable to their profits interests in Newcos. The profits interest hurdle is determined by the board of managers of a Newco at the time units in such Newco are awarded, and is based on the fair market liquidation value of such Newco at such time, determined pursuant to the terms of the applicable Newco limited liability company agreement. Distributions would be handled similarly for all Future Employee Equity Holding Companies.

Upon termination of employment, each physician-owner forfeits all Newco units that have not vested without any consideration due or payable to such physician-owner. No physician-owner may transfer his or her Newco units or any portion thereof. The same forfeiture and transfer restrictions would apply to units in all Future Employee Equity Holding Companies.

In addition to the Newcos profits interests described above, certain physician-owners afiliated with the DuPage Practice acquired restricted interests in Newco 1 at the time of the investment by affiliates of Ares Management in 2017 in order to facilitate a tax-efficient rollover of equity. Prior to the Ares Management investment, those DuPage physician-owners actually owned a majority of the overall DuPage Group. In similar fashion, certain physician-owners affiliated with the SBC Practice acquired restricted interests in Newco 2 at the time that the SBC Practice was acquired by the DuPage Group in 2021 in order to facilitate a tax-efficient rollover of equity. Going forward, the acquisition of future physician groups would also involve the issuance of restricted interests in a Newco or a Future Employee Equity Holding Company to facilitate a tax-efficient rollover of equity for the newly joining physician-owners.

C.	Operations of Newcos

A Newco has no operations other than to serve as an aggregating vehicle for the physician-owners’ restricted interests in DMG PMS. Each Newco is managed by a board of managers consisting of four individuals in total, two of whom will be individuals designated by the applicable Affiliated Practices. All Future Employee Equity Holding Companies would operate similarly.

A Newco does not make any investment decisions or offer any investment advice for or on behalf of the physician-owners and does not make any trades in any securities. Following the date hereof, the Newcos do not intend to acquire additional units in DMG PMS, including as additional physician-employees are elevated to partners and are granted profits interests in a Newco. The same would be true for all Future Employee Equity Holding Companies.

The Newcos do not and will not lend or borrow funds to or from any physician-owner or any DuPage Group entity or other entity. Each Newco is required to provide to each physician-owner, within 90 days of the end of each fiscal year, audited financial statements of such Newco, and physician-owners of such Newco have the right to inspect and copy the books and records necessary to prepare such audited financial statements and the information necessary to complete each physician-owner’s federal and state income tax returns. The same would be true for all Future Employee Equity Holding Companies.

[1]

A “sale” of DMG PMS means any single or series of related transactions involving (i) any merger, amalgamation, consolidation, share exchange, reorganization, business combination or similar transaction of DMG PMS or any of its subsidiaries with or into any third party pursuant to which more than 50% of the outstanding equity interests and more than 50% of the aggregate voting power of such person will be acquired by such third party, (ii) the sale of equity interests of DMG PMS or any of its subsidiaries to any third party that represents more than 50% of the outstanding equity interests and more than 50% of the aggregate voting power of such person or (iii) the sale of all or substantially all of the assets of DMG PMS or any of its subsidiaries to a third party (determined on a consolidated basis based on value) (including by means of merger, consolidation, other business combination, exclusive license, share exchange or other reorganization); provided, that in each case, any transaction solely between DMG PMS and/or its wholly owned subsidiaries, on the one hand, and DMG PMS and/or its wholly owned subsidiaries, on the other hand, will not be considered a “sale”.

No amendment or modification to the rights or obligations of any physician-owner holding units in a Newco may be made to a Newco limited liability company agreement in a manner that is disproportionately adverse to such physician-owner’s rights relative to the rights of other physician-owners or except with such physician-owner’s consent (except for certain administrative amendments by a Newco board of managers in connection with a new issuance, redemption, repurchase or transfer of units in such Newco). The same would be true for all Future Employee Equity Holding Companies.

All expenses incurred by a Newco will be paid from available cash before any distributions to physician-owners are made. No units of Newcos will be sold to meet any expenses, and Newcos physician-owners will not be required or permitted to contribute money to pay expenses of a Newco. The same would be true for all Future Employee Equity Holding Companies.

Each Newco limited liability company agreement requires that, as soon as reasonably possible after the end of each fiscal year, each physician-owner be furnished with a Schedule K-1 and such other tax information as may be necessary for the physician-owner to prepare such individual’s federal, state and local income tax returns. The same would be true for all Future Employee Equity Holding Companies.

III.	Legal Analysis

The Newcos are filing this Application requesting an order under Section 6(b) of the Act exempting the Employee Equity Holding Companies, as “employees’ securities companies” within the meaning of Section 2(a)(13) of the Act, from all provisions of the Act. The Newcos believe that such exemption is consistent with the protection of investors. The beneficial owners of each Newco’s units are, or would be, exclusively current physician-employees and physician-owners of DuPage and for the reasons set for the below, the Newcos believe that each of the Employee Equity Holding Companies clearly is, or when organized will be, an “employees’ securities company”. This Section III sets forth the Newcos’ analysis of the Employee Equity Holding Companies as “employees’ securities companies”, the authority of the Commission to grant exemptions under Section 6(b) of the Act, and the specific relief requested. The Newcos therefore request that the Commission grant an order pursuant to Section 6(b) of the Act exempting the Employee Equity Holding Companies from all provisions of the Act as “employees’ securities companies”.

Section 3(a)(1)(C) of the Act provides, in relevant part, that any issuer that is engaged in the business of owning or holding securities, and owns investment securities having a value exceeding 40 percent of its total assets on an unconsolidated basis, is an investment company. The Newcos’ only assets are common interests in DMG PMS, which are, for this purpose, “investment securities” within the meaning of Section 3(a)(2) of the Act because (i) DMG PMS is not a “majority owned subsidiary” of either Newco within the meaning of Section 2(a)(24) of the Act and (ii) securities of DMG PMS will constitute all or substantially all of the assets of each Newco and each other Employee Equity Holding Company. Thus, the Employee Equity Holding Companies would likely be considered investment companies within the meaning of Section 3(a)(1)(C). The exception from the definition of “investment company” provided by Section 3(c)(1) for companies with fewer than 100 beneficial owners and not contemplating a public offering is not available to Newco 1, which currently has approximately 560 physician-owners. Section 3(c)(1) is currently available to Newco 2, which has 93 physician-owners, but Newco 2 anticipates that the number of its physician-owners will increase and exceed 100 in the foreseeable future. The exception from the definition of “investment company” provided by Section 3(c)(7) of the Act is not available because there are owners of each Newco who were not, at the time of acquisition of securities of such Newco, “qualified purchasers” within the meaning of Section 3(a)(51) of the Act, and some future physician-owners will not be qualified purchasers at the time they acquire interests in a Newco. While there are other bases for concluding that the Newcos are not investment companies no other exception under Section 3(c) of the Act appears available for a Newco or the Future Employee Equity Holding Companies.

Section 7 of the Act provides, in relevant part, that an investment company may not offer, sell or redeem its securities unless it is registered under Section 8 of the Act. If the Newcos and the Future Employee Equity Holding Companies are deemed to be investment companies within the meaning of the Act, they would therefore be subject to registration unless an exemption is available.

Section 6(b) of the Act provides that the Commission shall, upon application by an “employees’ securities company”, exempt such company from the Act and the rules and regulations thereunder if and to the extent that such exemption is consistent with the protection of investors. Section 2(a)(13) of the Act defines the term “employees’ securities company” to mean any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned by (a) current or former employees, or persons on retainer, of an employer or two or more employers each of which is an affiliated company of the other, (b) members of the immediate family of such persons, (c) any two or more of the foregoing classes of persons and/or (d) the employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) requires the Commission to give due weight to, among other things: the form of organization and the capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company. Each of the factors is addressed below.

(1)	The form of organization and the capital structure of the company

The Newcos and the Future Employee Equity Holding Companies are intended to be pass-through entities meant to maintain the current and future physician-owners’ equity ownership in DMG PMS in an orderly and organized fashion. They are and will be organized as limited liability companies with units that will constitute profits interests as described above. The Employee Equity Holding Companies do not and will not have indebtedness in their capital structure, and all profits upon a Sale (net of expenses) will be distributed to the physician owners.

(2)	The persons who will own and control the company’s voting securities

Interests in the Employee Equity Holding Companies are granted to physicians in connection with the elevation of their status to partner in the DuPage Group (either through promotion from within or in conjunction with the acquisition of other physician practice groups); no separate investment in the Employee Equity Holding Companies by physician-owners is required or permitted. Physician-owners will own all of the equity in the Employee Equity Holding Companies.

(3)	Evidences of indebtedness and other securities

Currently, the Newcos do not lend or borrow funds to or from any physician-owner or any DuPage Group entity or other person. In addition, none of the Employee Equity Holding Companies will have any indebtedness in its capital structure. Further a Newco board of managers may not (i) enter into or commit to any agreement or obligation of such Newco to find additional capital or make or guarantee a loan or (ii) make any loan or guarantee any obligation of any member, manager or officer in each case without the approval of the physician-owners holding more than 50% of the then-outstanding vested units, and similar restrictions will apply to all Future Employee Equity Holding Companies.

(4)	The prices at which securities issued by the company will be sold and any applicable sales load

Units in Employee Equity Holding Companies have been and will be issued as profits interests for no consideration with the applicable hurdle at fair market value as of the date of issuance or as “rollover equity” in the acquisition of other physician practice groups. No sales load or similar charge will be assessed.

(5)	The disposition of the proceeds of the securities issued by the company

As discussed above, there will be no proceeds from the securities issued by a Newco or any Future Employee Equity Holding Company. Each Newco will only distribute proceeds based on what it receives in respect of its DMG PMS common interests.

(6)	The character of securities in which those proceeds will be invested

The only assets of the Employee Equity Holding Companies are and will be common interests in DMG PMS.

(7)	The existence of any relationship between the company and the issuers of securities held by the company

As discussed above, the Newcos and DMG PMS are members of the DuPage Group. Prior to the formation of Newco 1, the DuPage physician-owners directly owned 100% of the DuPage Group business. The separation of the DuPage Group business between its professional clinical operations through DuPage and its non-professional operations through DMG PMS was mandated for compliance with applicable state “corporate practice of medicine” laws. Comparable state laws mandated similar structural separation for the SBC Practice acquisition in 2021. However, by virtue of the integrated nature of the Affiliated Practices’ clinical practices and DMG PMS’s non-professional support services and the clinical employment relationships between the physician-owners and the Affiliated Practices, there continues to be a commonality of interest among the physician-owners, the Affiliated Practices, DMG PMS and the Newcos and a broad familiarity on the part of the physician-owners with the business of the DuPage Group. The close relationship between the Newcos and DMG PMS is evidence that each Newco’s registration as an investment company is not necessary for the protection of investors. Concerns of overreaching and abuse of investors that may be raised during the operation of an investment company will not be present because of the DuPage Group’s interests in building and strengthening employee loyalties. Physician equity ownership of DMG PMS through the Newcos is vital to help the DuPage Group remain competitive with its peer companies, to facilitate the recruitment of high caliber professionals and to enhance the morale of each Newco’s physician-owners and prospective physician-owners. The same considerations would apply for all Future Employee Equity Holding Companies.

The Newcos submit that requiring them to comply with the various provisions of the Act would impose unnecessary burdens upon the Newcos. As noted above, the operation of the Newcos are not likely to result in the abuses designed to be remedied by the Act. In addition, each Newco notes that the Newco limited liability company agreements provide and the limited lability company agreements for any Future Employee Equity Holding Companies will provide, substantial protection to physician-owners by containing specific requirements with respect to matters such as valuations and access to reports.

IV.	Request for Order

On the basis of the foregoing, the Newcos submit that an Order from the Commission exempting the Employee Equity Holding Companies from all provisions of the Act is consistent with the protection of investors for the following reasons:

(1)

Each Employee Equity Holding Company is, or when established will be, an “employees’ securities company” as such term is defined in Section 2(a)(13) of the Act; the form of organization and the capital structure of the Employee Equity Holding Companies as pass-through entities meant to maintain physician equity ownership in DMG PMS in an orderly and organized fashion; the fact that all physician-owners are and will be employees and owners of DuPage and Newco; the fact that no contribution is required or permitted to be made by any physician-owner, participation is involuntary, and no sales load is payable to any entity; and the fact that no entity will receive a management fee or other remuneration of any kind from the Employee Equity Holding Companies or members of the Employee Equity Holding Companies;

(2)

The fact that the structure and operation of the Employee Equity Holding Companies do not give rise to opportunities for the kinds of abuses that the Act seeks to prevent in connection with transactions between an investment company and its affiliated persons;

(3)

The unique community of economic and other interests among DMG PMS, the Affiliated Practices, the Employee Equity Holding Companies and the physician-owners facilitates the recruitment of high caliber professionals, enables physicians to participate in the successful growth of the DuPage Group and enhances the morale of the DuPage Group physician-owners and prospective physician-owners.

(4)

The fact that each Employee Equity Holding Company will be managed only by the physician-owners and is not promoted by persons outside the DuPage Group seeking to profit from fees for investment advice or from the distribution of securities;

(5)	The fact that if physician-owners held directly the equity interests of DMG PMS without establishment of an Employee Equity Holding Company, the provisions of the Act would not be applicable;

(6)	The potentially burdensome aspects of compliance with the Act, particularly due to the imposition of a burden of unnecessary expenditures both of money and time on the part of the physician-owners;

(7)	The fact that all members of each Employee Equity Holding Company will be physician-owners of the DuPage Group and do not, in any sense, represent a broad group of public investors;

(8)

The fact that all physician-owners are uniquely equipped by experience in the DuPage Group to understand and evaluate the structure and purpose of the DuPage Group and the financial arrangements thereof; and

(9)	The fact that each Newco falls squarely within the definition of “employees’ securities company”.

WHEREFORE, the Newcos respectfully request that the Commission enter an Order pursuant to Section 6(b) of the Act exempting the Employee Equity Holding Companies from each and every provision of the Act, and the applicable rules and regulations thereunder.

V.	Conditions

The Newcos agree that any order granting the requested relief will be subject to the following condition:

(1) Within 120 days of the end of each fiscal year, each Employee Equity Holding Company will provide to each of its physician-owners audited financial statements of such Employee Equity Holding Company.

(2) Following the taxable year of each Employee Equity Holdings Company, such Employee Equity Holding Company will furnish to each physician-owner during such taxable year a Schedule K-1 and such other tax information reasonably required by the members of such Employee Equity Holding Company for federal, state and local income tax reporting purposes.

*    *     *

Authorization

On the basis of the foregoing, DMG Newco LLC and SBC Newco, LLC submit that all the requirements contained in Rule 0-2 under the Act relating to the signing and filing of this Application have been complied with and that the officer who has signed and filed this Application in the name and on behalf of DMG Newco LLC and on behalf of SBC Newco, LLC is fully authorized to do so.

Dated: September 16, 2021

DMG Newco LLC

By:	/s/ Paul Merrick
Paul Merrick
Manager

SBC Newco, LLC

By:	/s/ Paul Merrick
Paul Merrick
Manager

Verification

The undersigned states that he has duly executed the attached application for an order pursuant to Section 6(b) of the Investment Company Act of 1940 dated September 1, 2021 for and on behalf of DMG Newco LLC and on behalf of SBC Newco, LLC; that he is a Manager of DMG Newco LLC and a Manager of SBC Newco, LLC; and that all action necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: September 16, 2021

DMG Newco LLC

By:	/s/ Paul Merrick
Paul Merrick
Manager

SBC Newco, LLC

By:	/s/ Paul Merrick
Paul Merrick
Manager